BlackRock MuniYield New Jersey Fund, Inc.

FILE #811-06570

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
04/23/2008	New Jersey Ed Fac- College of New Jersey	2,667,603,528	1,400,000

Goldman, Sachs & Co., Lehman Brothers A.G. Edwards & Sons, Inc.,Banc of America Securities LLC, BBVAPR MSD, Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., First Albany Capital Inc., J.P. Morgan Securities, Inc., Loop Capital Markets, Merrill Lynch & Co., Morgan Stanley & Co. Incorporated., Oriental Financial Services, Popular Securities, Inc., RBC Capital Markets, Samuel A. Ramirez & Co., Inc., Santander Securities, UBS Securities LLC, Wachovia Bank, National Association